COMMONWEALTH EDISON COMPANY
DESCRIPTION OF SECURITIES

As of December 31, 2019, Commonwealth Edison Company (“ComEd” or the “Company”) had two classes of common stock purchase warrants registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); the Company’s common stock, into which both classes of warrants are exercisable, is not registered under Section 12 of the Exchange Act.

1971 Warrants

On April 13, 1971, the ComEd Board of Directors created a series of common stock purchase warrants (the 1971 Warrants), pursuant to which holders can convert the 1971 Warrants into the Company’s common stock at a rate of one (1) share of common stock for every three (3) warrants; prior to April 30, 1981, the 1971 Warrants were exercisable into shares of the Company’s common stock at a rate of one (1) share of common stock for every three (3) warrants at an exercise price of $30 per warrant. The 1971 Warrants do not have an expiration date.

The 1971 Warrants have no established trading market and there is no assurance concerning the liquidity of any market that may develop for the 1971 Warrants. Consequently, holders of the 1971 Warrants may not be able to liquidate their investment readily, and lenders may not readily accept the 1971 Warrants as collateral for loans.

As of December 31, 2019, there were 40,588 1971 Warrants outstanding.

Series B Warrants

On February 1, 1972, the ComEd Board of Directors created a series of common stock purchase warrants (the Series B Warrants), pursuant to which holders can convert the Series B Warrants into the Company’s common stock at a rate of one (1) share of common stock for every three (3) warrants; prior to April 30, 1981, the Series B Warrants were exercisable into shares of the Company’s common stock at a rate of one (1) share of common stock for every three (3) warrants at an exercise price of $30 per warrant. The Series B Warrants do not have an expiration date.

The Series B Warrants have no established trading market and there is no assurance concerning the liquidity of any market that may develop for the Series B Warrants. Consequently, holders of the Series B Warrants may not be able to liquidate their investment readily, and lenders may not readily accept the Series B Warrants as collateral for loans.

As of December 31, 2019, there were 19,670 Series B Warrants outstanding.